Exhibit 4.3

ROYAL AHOLD

Ahold Executive Board

P.O. Box 985, 1000AZ Amsterdam
Piet Heinkade 167-173
Mr. P.N. Wakkie	1019 GM Amsterdam
Nijelantstraat 4	The Netherlands
2597 TH Den Haag	Phone	+ 31 (0)20 509 5297
	Fax	+ 31 (0)20 509 5204

DATE:	April 18th 2006

REFERENCE:	C&B/mh/Wakkie

Dear Mr Wakkie,

In the light of your continuously successful contribution within the Corporate Executive Board and to the Company and as the result of your increased responsibilities as a Board member we are pleased to confirm that your annual gross base salary will be increased retroactively as of January 1, 2006 to the new amount of EUR 600.000 gross annually.

The increase is based on the comparison of your remuneration with the remuneration of your peers in the market.

Yours sincerely,

R. Dahan

Chairman of the Ahold Supervisory Board

Koninklijke Ahold N.V. Trade Register Amsterdam No. 35000363

ABN AMRO Amsterdam 48.60.29.875